

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 16, 2011

Mr. Isaac H. Sutton
President & Chief Financial Officer
SavWatt USA, Inc.
6801 Eastern Avenue, Suite 203
Baltimore, MD 21224

> **Re:** **SavWatt USA, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Form 10-K/A for the Fiscal Year Ended December 31, 2009**
> **Forms 10-Q for the Fiscal Quarters Ended March 31, 2010, June 30, 2010**
> **and September 30, 2010**
> **Form 10-Q/A for the Fiscal Quarters Ended March 31, 2010, June 30, 2010**
> **and September 30, 2010**
> **File No. 000-52402**

Dear Mr. Sutton:

We have reviewed your response letter dated January 24, 2011 and have the following comments.

Amendment No. 3 to Form 10-K for the Fiscal Year Ended December 31, 2009

Item 9A. Controls and Procedures, page 24

Management's Report on Internal Control Over Financial Reporting, page 25

1.   We note your response to prior comment three, from our letter dated December 22, 2010, and the amendments to your filing; however it appears that your revisions do not fully comply with Item 308(T)(a) of Regulation S-K. In this regard, please revise future annual filings, including your Form 10-K for the year ended December 31, 2010, to provide the disclosure required by Item 308(T)(a)(4) of Regulation S-K. To the extent applicable, please also ensure that future annual filings provide the disclosure required by Item 308(T)(a)(2) of Regulation S-K.

Amendment No. 3 to Form 10-Q for the Fiscal Quarter Ended September 30, 2010

Consolidated Balance Sheet

2.   We note your response to prior comment four, from our letter dated December 22, 2010; however, it appears that you were not fully responsive to our comment. In this regard, please confirm that you intend to disclose, in future filings, the business purpose for

amounts due to and due from related parties, as well as your policy for evaluating the collectability of any related receivables. Additionally, please tell us and clarify in future filings, whether the transactions with related parties enabled you to meet any minimum asset or other requirements.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

You may contact Dale Welcome at (202) 551-3865 or Anne McConnell at (202) 551-3709 if you have questions regarding these comments.

Sincerely,

John Cash
Accounting Branch Chief